Exhibit 21.1
DELUXE CORPORATION SUBSIDIARIES
All Trade Computer Forms, Inc. (Canada)
BlueGenesis.com Corp (Nova Scotia)
Direct Checks Unlimited, LLC (Colorado)
Direct Checks Unlimited Sales, Inc. (Colorado)
Deluxe Business Operations, Inc. (Delaware)
Deluxe Enterprise Operations, Inc. (Minnesota)
Deluxe Financial Services, Inc. (Minnesota)
Deluxe Johnson International Trading Co. Ltd. (China)
Deluxe Manufacturing Operations, Inc. (Minnesota)
Deluxe Small Business Sales, Inc. (Minnesota)
Dots and Pixels (Canada)
Hostopia.com, Inc. (Delaware)
Hostopia Ireland Limited (Ireland)
Internet Names for Business Inc. (Canada)
NEBS Business Products Limited (Canada)
NEBS Capital (Canada)
NEBS Payroll Service Limited (Canada)
Nexthaus Corp. Inc. (Delaware)
Safeguard Business Systems, Inc. (Delaware)
Safeguard Business Systems Limited (Canada)
Safeguard Franchise Systems, Inc. (Texas)
Safeguard Holdings, Inc. (Delaware)
Shirlite Limited (United Kingdom)